33 Days, LLC. (the "Company") a California Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2018



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
33 Days, LLC.

We have reviewed the accompanying financial statements of the company which comprise the statement of financial position as of December 31, 2018 & 2019 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Vince Mongio, CPA, CIA, CFE, MACC
September 18th, 2020
Vincenzo Mongio

2

Statement of Financial Position

	Year ended December 31	
	2019	**2018**
ASSETS		
Current Assets		
Cash & Cash Equivalents	$ 79,673	$ 8,960
Total Current Assets	$ 79,673	$ 8,960
Non-Current Asset		
Production Costs	$ 19,567	$ 16,067
Total Non-Current Assets	$ 19,567	$ 16,067
TOTAL ASSETS	$ 99,240	$ 25,027
LIABILITIES AND EQUITY		
Liabilities		
Long-Term Liabilities		
Film Financing Loans	$ 100,000	$ 25,000
Loan from Owners	$ 1,165	$ 1,165
Total Long-Term Liabilities	$ 101,165	$ 26,165
Total Liabilities	$ 101,165	$ 26,165
Equity		
Opening Balance Equity	$ -	$ -
Owner's Investment	$ 200	$ 200
Retained Earnings	$ (2,125)	$ (1,338)
Total Equity	$ (1,925)	$ (1,138)
TOTAL LIABILITIES AND EQUITY	$ 99,240	$ 25,027

Statement of Operations

	Year ended December 31	
	2019	**2018**
Revenue		
(has not commenced principal operations)	$ -	$ -
Gross Profit	$ -	$ -
Operating Expenses		
General and Administrative	$ 787	$ 976
Total Operating Expenses	$ 787	$ 976
Net Operating Loss	$ (787)	$ (976)

Statement of Cashflows

| | Year ended December 31 | |
	2019	2018
Cash Flows from Operating Activities		
Net Loss	$ (787)	$ (976)
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Net cash used in operating activities	(787)	(976)
Investing Activities		
Capital expenditures	(3,500)	(15,547)
Net cash used in investing activities	(3,500)	(15,547)
Financing Activities		
Proceeds from outside parties	75,000	25,000
Proceeds from related party notes payable	-	340
Net cash provided by financing activities	75,000	25,340
Net Increase in Cash and Cash Equivalents	70,713	8,817
Cash and Cash Equivalents - Beginning of Period	8,960	143
Cash and Cash Equivalents - End of Period	$ 79,673	$ 8,960

Statement of Changes in Member Equity

	Capital Investments	Accumulated Deficit	Total Stockholder Equity
As of 1/1/2018	$ 200	$ (362)	$ (162)
Net Loss		$ (976)	$ (976)
Member Contributions			$ -
As of 12/31/2018	$ 200	$ (1,338)	$ (1,138)
Net Loss		$ (787)	$ (787)
Member Contributions			$ -
As of 12/31/2019	$ 200	$ (2,125)	$ (1,925)

33 Days, LLC

Notes to Financial Statements

Note 1 – Organization and Nature of Activities

33 Days, LLC. ("the Company") was formed on March 29, 2017 under the laws of the State of California. The Company is producing a film with the intention of earning revenue from various distribution platforms.

The Company will conduct an equity crowdfunding offering during the fourth quarter of 2020 for the purposes of raising operating capital.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities.

Use of Estimates

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising Costs

Advertising costs are generally expensed as costs are incurred.

General and Administrative

General, and administrative expenses consist of expenses for general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is a passthrough entity and any associated income tax is computed and paid by the members of the business.

Production Costs - ASC 926-20

The company capitalizes direct negative costs incurred in the physical production of the film, as well as allocations of production overhead and capitalized interest. Examples of direct negative costs include costs of story and scenario; compensation of cast, directors, producers, extras, and miscellaneous staff; costs of set construction and operations, wardrobe, and accessories; costs of sound synchronization; rental facilities on location; and postproduction costs such as music, special effects, and editing.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable units and minimizes the use of unobse1vable inputs by requiring that the most observable inputs be used when available.

Observable inputs include inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

Note 3 – Debt

Film Financing Loans

The company has entered into various Film Financing Agreements with various parties. The terms of repayment vary by lender but typically call for repayment of 100% - 110% of the loaned money out of box office revenue until repaid along with waterfall profit shares of 50% of net profit and/or revenue. The loaned monies do not need to be repaid in the event of a failed production.

Of these loans, a total of $25,000 was invested into the Company by a related party of the one of the owners of the Company.

Loans from Owners

These amounts represent out of pocket expenses related to operations incurred by the owners in the ordinary course of business. These amounts will be repaid at the discretion of the owners.

Note 4 – Contingencies, Compliance Laws, and Regulations

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Note 5 – Member's Equity

The company is a multimember LLC which is currently comprised of 5 members. Profit allocations are made in accordance with their pro-rata capital investment.

Note 6 - Related Party Transactions

See note 3 – Film Financing Loans and Loans from Owners

Note 7 - Subsequent Events

The Company has evaluated events subsequent to December 31, 2019 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 18, 2020, the date these financial statements were available to be issued and determined that no recognition or disclosure is necessary.

Note 8 - Risks and Uncertainties

Like all businesses, the company is subject to risks and uncertainties, some of which are be described as follows:

COVID-19

Since December 31, 2019 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity 's ability to continue as a going concern.

Concentration risk: Product

We currently provide a single product offering and do not plan to offer any additional products. If we are not successful in developing, marketing, and distributing the motion picture we may never realize a profit.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our company less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.

Other

The creation of a film is tied to external forces outside of the control of the company, including, but not limited to, weather, terrorist attacks, pandemics, and labor strikes. Events of this nature could have an impact on both the timeline of the project and the overall budget. Extreme cases may make it impossible to complete the project.

Investment in Film, by nature, is a high-risk investment. The industry is constantly shifting and changing and business models that work for one film, may not necessarily work for another one. Performance on a film often depends on external forces, outside of the control of the company.

Receipt of revenue is often tied to third party companies such as sales agents, distributors, and exhibitors. While the money could earn money in the marketplace, it is possible that revenue could not reach the Company as a result of a third-party claiming bankruptcy or refusal to pay.